SOLUTIONZ GROUP, LLC
TAMPA, FLORIDA

FINANCIAL STATEMENTS
AND
REVIEW REPORT

DECEMBER 31, 2024 AND 2023

Audit Florida, LLC

SOLUTIONZ GROUP, LLC

FINANCIAL STATEMENTS
AND REVIEW REPORT

DECEMBER 31, 2024 AND 2023

TABLE OF CONTENTS



Independent Accountant's Review Report

To Management
Solutionz Group, LLC
Tampa, FL

We have reviewed the accompanying financial statements of Solutionz Group, LLC which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income and retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Solutionz Group, LLC, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit of $264,581 and $223,397 as of December 31, 2024 and 2023, respectively, and has generated minimal revenue since inception. The above condition is a result of being in a testing and development stage and the revenues are from testing the system with a few select customers. The system has not been launched for use by the general public. Further information and management's plan in regard to this uncertainty were also described in Note 2. The Financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We draw attention that the financial statements of the Company were not audited or reviewed from the date of its organization through December 31, 2022, and we have performed limited review procedures in respect of balances reflected in the financial statements as at January 1, 2023. Our conclusion is not modified in respect of this matter.

Audit Florida, LLC

Audit Florida, LLC
Tampa, Florida
September 26, 2025

SOLUTIONZ GROUP, LLC
Balance Sheets (Reviewed)
As of December 31, 2024 and 2023

ASSETS

	2024	2023
CURRENT ASSETS		
Cash	$ 2,040	$ 3,895
Accounts Receivable	1,151	355
InterCompany Receivable	1,514	712
Total Current Assets	4,705	4,962
FURNITURE AND EQUIPMENT, net of Accumulated		
Depreciation of $2,498 and $648	5,251	7,101
OTHER ASSETS		
Intellectual Property, net of Accumulated		
Amortization of $5,160 and $3,440	20,642	22,362
Total Assets	$ 30,598	$ 34,425

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

	2024	2023
CURRENT LIABILITIES		
Accounts Payable	$ 52,352	$ 2,460
Credit Cards Payable	21,068	4,725
Royalties Payable	1,291	403
Accrued Contributions	444	201
Total Current Liabilities	75,155	7,789
LONG TERM LIABILITIES		
Loan Payable Member	22,202	23,402
Total Liabilities	97,357	31,191
MEMBER'S EQUITY		
Future Provision - Well Contributors	291,038	255,038
Class A - Member's Equity	175,013	16,425
Retained Earnings	(532,810)	(268,229)
	(66,759)	3,234
Total Liabilities and Member's Equity	$ 30,598	$ 34,425

See notes to the financial statements which are an integral part of these statements.

SOLUTIONZ GROUP, LLC
Statements of Income and Retained Earnings (Reviewed)
For the years ended December 31, 2024 and 2024

	2024	2023
REVENUE	$ 5,548	$ 1,275
COSTS OF REVENUE		
Partner Royalties	2,246	187
Stripe Fees	5	-
Total Costs of Revenue	2,251	187
GROSS PROFIT	3,297	1,088
EXPENSES		
General & Adminstrative Expenses		
Professional Fees	10,444	1,149
Software Subscriptions	6,867	8,278
Bank Charges	2,934	2,604
Bad Debts	2,500	-
Office Supplies and Expense	1,914	2,399
Miscellaneous	1,390	137
Rent Expense	923	6,745
Communications	694	1,269
Licenses	206	246
Business Gifts	-	935
Janitorial Expense	-	1,130
Postage and Shipping	-	237
Total	27,872	25,129
Sales & Marketing Expenses		
Business Development	73,161	91,030
Sales and Marketing Tools	28,180	18,217
Advertising and Promotion	19,382	13,202
Travel and Entertainment	6,898	7,519
Contract Services	5,875	12,990
Meals and Entertainment	570	4,156
Total	134,066	147,114
Research & Development		
Software Development	74,393	24,524
Contract Labor	10,700	22,768
Technology Expenses	10,002	3,351
Tools	2,427	1,389
Total	97,522	52,032

See notes to the financial statements which are an integral part of these statements.

SOLUTIONZ GROUP, LLC
Statements of Income and Retained Earnings (Reviewed)
For the years ended December 31, 2024 and 2024

	2024	2023
Total Expenses	259,460	224,275
Net Operating Income (Loss)	(256,163)	(223,187)
OTHER INCOME		
Loan Forgiveness Income	-	380
Interest Income	2	-
MyPatriotMarketplace	349	(34)
Amazon Income	-	4,129
Consulting Income, Net	17	18
Total Other Income	368	4,493
OTHER EXPENSE		
Interest Expense	3,959	2,242
Contributions Expense	1,257	93
Amortization Expense	1,720	1,720
Depreciation Expense	1,850	648
Total Other Expense	8,786	4,703
NET INCOME (LOSS)	(264,581)	(223,397)
RETAINED EARNINGS (DEFICIT) - BEGINNING Of YEAR	(268,229)	(44,832)
RETAINED EARNINGS (DEFICIT) - END Of YEAR	$ (532,810)	$ (268,229)

See notes to the financial statements which are an integral part of these statements.

SOLUTIONZ GROUP, LLC

Statements of Cash Flows (Reviewed)
For the years ended December 31, 2024 and 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (264,581)	$ (223,397)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and Amortization	3,570	2,368
(Increase) Decrease in Accounts Receivable	(796)	(218)
(Increase) Decrease in InterCompany Receivables	(802)	(924)
Increase (Decrease) in Accounts Payable	49,892	2,460
Increase (Decrease) in Credit Card Payables	16,343	(1,822)
Increase (Decrease) in Royalties Payable	888	187
Increase (Decrease) in Accrued Donations	243	93
Net cash provided (used) by operating activities	(195,243)	(221,253)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Furniture, Fixtures and Equipment	-	(7,749)
Net cash provided (used) by investing activities	-	(7,749)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of Loans from Member	(1,200)	(1,200)
Repayment of Long Term Debt	-	(7,000)
Class A Members Equity Contributions	158,588	2,486
Deposits on Future Provision - Well Contributors	36,000	232,038
Net cash provided (used) by financing activities	193,388	226,324
NET INCREASE (DECREASE) IN CASH	(1,855)	(2,678)
CASH AT BEGINNING OF YEAR	3,895	6,573
CASH AT END OF YEAR	$ 2,040	$ 3,895
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest Paid	$ 3,959	$ 2,242

See notes to the financial statements which are an integral part of these statements.

NOTE 1 - NATURE OF OPERATIONS

Nature of Business

Solutionz Group LLC ("Solutionz", "SG", the "Company", or "we") was formed as a Florida limited liability corporation on February 15, 2022. The Company's headquarters are in Tampa, Florida. The Company was originally formed as a single member LLC, but the member reserves the right to change the structure to provide the greatest benefit to the Company and its stakeholders.

The Company develops and markets SAAS-based, patent pending travel, events and digital marketing smart tools primarily to businesses (known as B2B) in six markets (Care, Events, Enterprise Software, Media, Non-Profit and Destination Marketing).

The intellectual property and foundational work on the business began under a separate entity, Solutionz Innovations, LLC (SI), which was closed by the Board of Managers as a result of the travel and events industries' decline from the Pandemic. As a part of that transaction, rather than electing to liquidate, the Board transferred all assets to Solutionz Technologies, LLC (ST), a Wyoming LLC for safekeeping and potential relaunch by the Founder when the economy recovered.

On October 4, 2023, a Master License Agreement was executed between ST and SG, giving the new Company the rights to market the products and services to a wide range of markets globally, plus the rights to sub-license those markets individually and build derivative works, including the rights to completely rewrite the original platform and file for additional patents. The complete rewrite was completed in 2024 and the company will be filing for new patents on the derivative work once the funding has been completed.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis for the core Solutionz Group operations, which assumes the realization of assets and the settlement of liabilities in the normal course of business. The Company had an accumulated deficit of $264,581 and $223,397 as of December 31, 2024 and 2023, respectively, during the period that the original licensed IP was being re-built.

While the Company was formed in 2022 and initially had limited financial resources to sustain operations, management secured additional funding in 2023 (see Note 6). The Founder continued to be the primary investor in the Company's efforts in 2024, and the Company is actively engaged in further capital-raising efforts.

NOTE 2 – GOING CONCERN (Continued)

Based on the funding already secured and the probability of obtaining additional capital to fully execute the Company's business plan, management believes that the conditions previously raising doubt about the Company's ability to continue as a going concern have been alleviated. Accordingly, the financial statements have been prepared on a going concern basis, and no adjustments have been made to the carrying amounts and classifications of assets and liabilities that might be necessary if the Company were unable to continue operations.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue and Cost Recognition

For the years 2024 and 2023, the Company was rebuilding the platform and doing additional testing, primarily in the non-profit sector, which had not been tested in the original company. These revenues make up the basis for the ongoing operation.

Implementation and License Fees – One time implementation fees and recurring license fees (monthly or annual option for payment) are billed and collected as a part of the Company's onboarding process, using Stripe for tracking and online payment. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Booking Revenue – Revenues from travel bookings are recognized when received from our inventory partners, Priceline Partner Network, Hotel Planner, Eagle Rider and other partners. Since the formation of the Company in 2022, 94.8% of the commission earnings have been from hotel bookings, .3.6% from car bookings and 1.7% from air bookings, with a weighted average of 6.3% commissions on revenues.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue and Cost Recognition (Continued)

The primary drivers of revenue are the conversion rate, the average daily room rate and the average length of stay. During the beta test period (both before and after the pandemic), the company experienced higher than average KPIs in all three metrics. For 2024, the company experienced 3.1x the normal conversion rate, 17.5% higher average daily room rate and 33% longer stays.

Based on booking activity in 2024 and 2023, payment occurs on average 47 days from after consumption of the service (e.g. after hotel checkout, vehicle return, air return date).

Accounts Receivable

Solutionz receives a single, lump sum payment from its primary inventory partner, Priceline Partner Network for the net of the consumed bookings each month. The net amount reflects the fact that Priceline absorbs the cost of financial settlement/credit card fees, call center costs and all costs of operating the booking system, reducing Solutionz cost of sales and expenses from the sale of travel. The company books the pending receivables on December 31 of each year, and monthly records the payments as income, offsetting the pending receivables in the early part of each year.

All implementation, license and support fees are paid with a credit card or ACH via Stripe and as such, do not flow through Accounts Receivables.

In the event that the company performs any consulting services and bills the client in accordance with contractual arrangements generally on a progressive basis as work is completed. The Company uses the direct charge-off method of accounting for uncollectible accounts.

Property and Equipment

Property and equipment will be carried at cost. Depreciation will be provided over the estimated lives of the assets principally on the declining balance method. Upon sale or retirement, the accumulated depreciation, together with any amounts realized on sale, is offset against the cost of the assets sold or retired. The resulting profit or loss, if any, is included in income. Expenditures for maintenance and repairs are charged to income as incurred; renewals and improvements are capitalized.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period.

Actual results could materially differ from these estimates.

Significant estimates include the values of cash invested by investors other than the Founder, provided in exchange for future issuance of membership units using SAFE Agreements, shown as Future Provision – Well Contributions in Equity. It is possible that changes in estimates will occur in the near term.

Income Taxes

The Company is currently a single-member LLC and as such, in 2024 and 2023, filed its tax return as part of the Form 1040 for the single member.

With the planned fund-raising activities in 2025, unless otherwise required as a part of an investor Term Sheet, the Company expects to transition to a Partnership for the 2025 tax year and file for S-Corp status for the 2026 tax year.

The Company follows Accounting Standards Codification ("ASC") Topic 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

The Company has generated a net loss for the years ending December 31, 2024, and December 31, 2023, and has recorded no current income tax provision.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

10

Significant Risks and Uncertainties

The Company has a limited operating history and has not yet been in full production with a full-time team.

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn, regional or global pandemic impacting travel and events or competitive actions. Its business and operations are subject to customary risks and uncertainties associated with dependence on key personnel, competition or change in consumer taste, and the need to obtain additional financing.

NOTE 4 – CREDIT RISKS

The Company maintains its cash and cash equivalents with what management believes to be high credit quality financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At times deposits within a bank may exceed the amount of insurance provided on such deposits. Generally, these deposits are redeemed upon demand and, therefore, are considered by management to bear minimal risk.

NOTE 5 – INTELLECTUAL PROPERTY

Software Development Costs

The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. These costs are amortized using the straight-line method over the estimated economic useful life of 15 years starting from when the application is substantially complete and ready for its intended use.

NOTE 6 – MEMBER UNITS AND CONTRIBUTIONS

Treatment of Contributions to Date

According to the Operating Agreement of the Company, there are 20,800,000 units authorized. The Board of Managers has authorized 1,200,000 additional units for the REG-CF offering, for a total of 22,000,000 units.

As of December 31, 2024, the Founder as the sole member in the single-member LLC holds 100 units. As of the date of management's evaluation, the Founder has contributed $175,013 to the Company. This has funded the operations of the Company through the date of management's evaluation.

NOTE 6 – MEMBER UNITS AND CONTRIBUTIONS (Continued)

<u>According to the Company's Operating Agreement</u>

For external stakeholders contributing capital and time to the venture, the Company has deployed a mechanism known as Slicing Pie, from the book by the same name, written by Michael Moyer. All contributions are tracked using the PieSlicer.com application and all cash investments are held in an equity account called "Future Provision - The Well".

Once the Company has sufficient funds to pay staff and vendor partners, the Company will convert the Slices to equity units appropriate to the structure of the company that is selected. At that time, the cash investors will be moved from The Well, into a Capital account in the Equity section of the Balance Sheet.

At that time, a new Operating Agreement will supersede this Agreement and shall be ratified by the then current Members.

This mechanism is similar to the Founder operating an Angel Club, with the Founder as the Trustee.

These slices do not represent legal equity and carry no contractual ownership rights. Accordingly, external investors' ownership percentages are fixed and unaffected by any future allocation of slices or Well accounts. Slice holders and Well contributors remain contingent, with no current equity or liability recognized under GAAP.

The non-cash contributions are tracked internally as a fair and transparent method for management to recognize early contributions. Management regards them as a moral obligation rather than a legal one, with any ultimate equity allocation to be determined by the Board of Managers only when the Company achieves sustainability (sufficient ongoing funding and/or revenues to cover payroll and vendor obligations). Similar to an Angel Club, the Founder as the trustee for the group will absorb any future dilution when slices and Well accounts are eventually converted, consistent with management's stated commitments.

The cash contributions appear on the Balance Sheet as "Future Provision – Well Contributors" and collectively referred to as the Growth Class Cash group ("the Contributors") — totaling $289,038.41. Under the SAFE Agreements signed with these Contributors, the trigger for conversion of Well Accounts into equity will be a financing that is sufficient, in the judgment of the Board of Managers, to cover operations and establish Company sustainability. As of December 31, 2024, this condition has not been met, nor will the $1.2m REG-CF-of offering create that trigger.

NOTE 6 – MEMBER UNITS AND CONTRIBUTIONS (Continued)

According to the Company's Operating Agreement (Continued)

Consistent with GAAP, the cash contributions are recorded as an Equity (Future Provision – The Well). This treatment reflects management's intent to allocate future equity in recognition of these contributions, but without establishing a current equity ownership right or liability.

Importantly, one contributor, Mr. Kaiser, holds a SAFE Agreement Addendum with a documented minimum equity floor of "not be less than 1.56% for each $25K invested." This is disclosed as a management intention only, and does not create a current equity or liability until formal issuance occurs.

The anticipated $1.2 million REG-CF raise represents external investor equity at a fixed post-money valuation of $22 million. This raise, while significant, is not deemed sufficient to trigger the "baking of the pie" (conversion of slices and Well accounts).

In summary, under GAAP accounting principles, the only recognized equity as of December 31, 2024 consists of the Founder's 100 units of the authorized 20,800,000 and the 1,200,000 units authorized for the REG-CF offering. The Well and slices are disclosed here for transparency, but will not be reflected as Equity until a formal issuance occurs.

Stock-Based Compensation

There is currently no stock-based compensation.

At such time as any stock-based compensation is issued, the Company will account for stock-based compensation under the provisions of ASC Topic 718, Compensation-Stock

Compensation. Stock-based compensation expense for employees and non-employees is measured at the grant date fair value. Stock-based compensation for all stock-based awards to employees and directors is recognized as an expense over the requisite service period, which is generally the vesting period.

As mentioned in the previous section, while there are individuals who have contributed sweat equity and continue to devote time to building the foundation for the Company, there is no express or explicit promise of future compensation. As such, that time has no bookable value and there is no vesting schedule established.

Once there is a material outside investment in the Company and/or sufficient revenue that allows the Company to hire staff on a more formal basis and pay market rates to vendors, there may be a

NOTE 6 – MEMBER UNITS AND CONTRIBUTIONS (Continued)

Stock-Based Compensation (Continued)

value exchange based on the then-current valuation from fundraising. This guidance will come from the Board of Managers and the new owners/investors as appropriate.

NOTE 7 – TRADEMARKS AND PATENTS

The Company's patent attorney advised that the Company should use the ™ symbol on all of the service marks, but that there is no need for the expense of filing trademarks with the USPTO. The expenses recorded on the Profit and Loss Statement as Brand Development relate to the purchase of a family of URLs to support the sales and marketing of the Company's products and services.

On July 5th, 2019, the predecessor company, Solutionz Innovations LLC (closed post-pandemic on December 31, 2021) transferred ownership of the U.S. Patent Application No.:16/504,173 to Solutionz Technologies, LLC, a Wyoming LLC. Following formation of Solutionz Group LLC in 2022, Solutionz Technologies, LLC signed a Master Licensing Agreement with Solutionz Group LLC. This Agreement was executed on October of 2023 after the Company had raised sufficient capital to comply with the requirements of the Agreement. and giving the current Company exclusive, transferable, worldwide license (the "Master License") to use the Intellectual Property solely for the purpose of marketing to the Included Markets, including:

- CARE (hospital, doctors, assisted living, hospice, funeral home, prison)
- EVENTS (event venues, event aggregators, web providers to events industry, event managers)
- ENTERPRISE (B2B: CRM, Calendaring, Contacts, Ticketing/Registration Platforms)
- MEDIA/INFLUENCERS (B2C: Aggregators of Events, Companies, Venues, Locations)
- NON-PROFIT (local, regional, national and international)
- TRAVEL (retail and wholesale travel resellers, travel vendors, travel content providers)

Solutionz Group LLC has the right of first refusal for purchasing Solutionz Technologies, LLC and may pass along that right in any sub-licensing deal.

NOTE 8 – RELATED PARTY TRANSACTIONS

No known Related Party transactions were incurred in the year.

NOTE 9 – CONTINGENT INVESTMENT

The company is in the process of obtaining capital from NetCapital and once successful will issue common stock as part of the building of capital.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 26, 2025, the date on which the financial statements were available to be issued. No material subsequent events are necessary for inclusion in the financial statements.